ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/207/2002

Finance Dept.
Tel. 66 (0) 2537-4512

02 NOV 25 AM 10:25

Date: November 12, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

☐ Annua ______

☐ Financ ______

02060039

SUPPL

☐ News Release on ______

☑ Copy of the letter to the Stock Exchange of Thailand dated November 11, 2002: "Correction of participation interest in Exploration Block 16-1, Vietnam "

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

☐ Others ______

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

dlw 11/27

แบบฟอร์ม No-82-3827/11/11/02

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / 330 /2002

Finance Department
Tel. 0-2537-4512

November 11 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Correction of participation interest in Exploration Block 16-1, Vietnam
Reference: Letter No.PTTEP 1.810/326/2002 dated November 5, 2002

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has recently reported a participation interest in Exploration Block 16-1, offshore Vietnam.

The Company wishes to announce that the Company has not received approval from the Vietnamese Government to increase its participation interest in the block from 15% to 28.50%. The Company is in the process of obtaining approval from the Vietnamese Government for its participation interest.

Yours sincerely,

Chitrapongse Kwangsukstith
President